

Mail Stop 3233

September 20, 2017

<u>Via E-mail</u>
Mr. Robert G. O'Brien
Chief Financial Officer
Forest City Realty Trust, Inc.
50 Public Square, Terminal Tower Suite 1100
Cleveland, OH 44113

      Re: **Forest City Realty Trust, Inc.**
                Form 10-K for the fiscal year ended December 31, 2016
                Filed February 27, 2017
                File No. 1-37671

Dear Mr. O'Brien:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                /s/ Wilson K. Lee

                Wilson K. Lee
                Senior Staff Accountant
                Office of Real Estate & -
                  Commodities